April 17, 1996



Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:	The Titan Corporation
Schedule 13D for Wave Systems Corp.


Gentlemen and Ladies:

On behalf of The Titan Corporation (the "Company"), enclosed for filing pursuant to the Securities Exchange Act of 1934 (the "Act"), as amended, is amendment number one to the Company's
Schedule 13D for Wave Systems Corp.

Pursuant to Rule 13d-2(c) under the Act, this first electronic amendment to a paper format Schedule 13D restates the entire text of the Schedule 13D.

An executed Copy of this Schedule 13D is also being filed with the National Association of Securities Dealers, Inc., and one copy is forwarded under separate cover to Wave Systems Corp.


Sincerely,

/s/ David A. Hahn

David A. Hahn
Senior Vice President
General Counsel and Secretary


cc:	National Association of Securities Dealers



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

	Wave Systems Corp.
(Name of Issuer)

	Class A Common Stock
(Title of Class of Securities)

	94352610
(CUSIP Number)

David A. Hahn
Senior Vice President
General Counsel and Secretary
The Titan Corporation
3033 Science Park Road
SAN DIEGO, CA  92121
	(619) 552-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

	April 17, 1996

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
CUSIP No.  94352610							Page 2 of
6 Pages


NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1		The Titan Corporation


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) [_]
	(b) [_]


SEC USE ONLY
3


SOURCE OF FUNDS*
4						W/C


CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
5	[_]


CITIZENSHIP OR PLACE OF ORGANIZATION
6						Delaware


NUMBER OF			SOLE VOTING POWER
7		685,776
SHARES

SHARED VOTING POWER
BENEFICIALLY		8		0


OWNED BY				SOLE DISPOSITIVE POWER
9		685,776
EACH

SHARED DISPOSITIVE POWER
PERSON			10		0

WITH

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11						685,776


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
12						[_]


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13						5.08


TYPE OF REPORTING PERSON*
14 						CO




THIS FILING IS BEING MADE TO AMEND AND RESTATE IN FULL THE SCHEDULE 13D AND AMENDMENTS THERETO FILED BY THE TITAN CORPORATION WITH RESPECT TO THE COMMON STOCK OF WAVE SYSTEMS CORP. IN ORDER TO COMPLY WITH THE ELECTRONIC FILING REQUIREMENTS OF RULE 101(A)(2)(II) OF SUBPART
232.100 OF REGULATION S-T, WHICH ARE NOW APPLICABLE TO WAVE SYSTEMS
CORP.


Item 1.	Security and Issuer.

Security:	Class A Common Stock, $.01 Par Value (Class
A Common Stock)

Issuer:	Wave Systems Corp. ("Wave Systems"), a
Delaware Corporation

Address:	599 Lexington Avenue, New York, NY 10022

Item 2.	Identity and Background.

This Amended and Restated Schedule 13D is being filed by The Titan Corporation ("Titan"), a Delaware corporation. The principal business and offices of Titan are located at 3033 Science Park Road, San Diego, CA 92121.

Titan's principal business is the design, manufacture, and installation of high technology information and electronic products and systems for commercial and government clients. Titan has not during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Attached as Appendix A is a list of the current
Directors and Executive Officers of Titan.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 4, 1992, Titan acquired 674,976 shares of Class B
Common Stock, $.01 par value per share ("Class B Common Stock"), of Wave Systems as consideration for granting Wave Systems a license under a certain License and Cross-License Agreement. In addition, on August 3, 1994, Titan loaned $100,000 from its working capital to Wave Systems in exchange for a promissory note bearing interest at 15% per annum together with warrants to purchase 10,000 shares of Class B Common Stock at an exercise price of $6.00 per share. Wave Systems also agreed to issue Titan warrants to purchase an additional 4,000 shares of Class B Common Stock for each 30-day period (on a pro rata basis) during which the note remained unpaid, commencing 30 days after the date of issuance of the note. The note was repaid in September 1994, and Titan was issued warrants to purchase an additional 800 shares of Class B Stock pursuant to the foregoing provision. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at the option of the holder.

Item 4.	Purpose of Transaction.

The acquisition of shares of Class B Common Stock described herein was made for investment purposes. Titan may dispose of its shares of Class B Common Stock at such times as it may determine.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Titan beneficially owned 685,776
shares of Class A Common Stock by virtue of ownership of 674,976 shares of Class B Common Stock and warrants to purchase 10,800 shares of Class B Common Stock. These shares represent approximately 5.08% of the shares of Common Stock believed to be outstanding. Titan has the sole power to vote, dispose and direct the disposition of the foregoing shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:		April 17, 1996			THE TITAN CORPORATION


By:	/s/ David A.
Hahn
David A. Hahn
Senior Vice
President
General Counsel
and Secretar


Appendix A

Directors and Executive Officers of The Titan Corporation


The name, business address, and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each Director and Executive Officer of Titan are as follows:

Directors:

J. S. Webb	-	Chairman of the Board of
Directors of Titan

Charles R Allen	-	Advisor, New Court Partners, a
venture capital unit of
Rothschild, Inc.

Joseph F. Caligiuri	-	Retired Executive Vice
President of Litton
Industries, Inc., diversified
manufacturing

Daniel J. Fink	-	President of D.J. Fink
Associates, Inc., management
consulting

Robert E. La Blanc	-	President of Robert E. La
Blanc Associates, Inc.,
financial and technical
consulting

Thomas G. Pownall	-	Retired Chairman and Chief
Executive Officer of Martin
Marietta Corporation

Dr. Gene W. Ray	-	President and Chief Executive
Officer of Titan




Executive Officers;

J. S. Webb	Chairman of the Board of
Directors

Gene W. Ray	President and Chief Executive
Officer

Louis L. Fowler	Vice President

Ronald B. Gorda	Senior Vice President

David A. Hahn	Senior Vice President, General
Counsel and Secretary

Roger Hay	Senior Vice President and
Chief Financial Officer

Cornelius L. Hensel	Senior Vice President

Frederick L. Judge	Senior Vice President